ELECTRAMECCANICA VEHICLES CORP.

102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4

Telephone: (604) 428-7656 and Email: info@electrameccanica.com

INFORMATION CIRCULAR
(As at May 15, 2019 (except as otherwise indicated))

This Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Electrameccancia Vehicles Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on Monday, June 24, 2019, at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular references to “the Company”, “we” and “our” refer to Electrameccanica Vehicles Corp.  “Common Shares” means common shares in the capital of the Company.  “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)any amendment to or variation of any matter identified therein; and

(c)any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, VStock Transfer, LLC (“VStock”), by fax at (646) 536-3179, or by mail or by hand to18 Lafayette Place, Woodmere, New York, U.S.A.; or

(b)scan and email the form of Proxy to VStock at vote@vstocktransfer.com; or

(c)log onto VStock’s website at www.vstocktransfer.com/proxy and place your vote there.  Registered shareholders must follow the instructions provided on the website and refer to the enclosed Proxy form for the holder’s account number and the proxy access number.

In either case you must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof.  Failure to complete or deposit a Proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s Board of Directors (the “Board”) at its discretion without notice.  Please note that in order to vote your Common Shares in person at the Meeting, you must attend the Meeting and register with the Scrutineer before the Meeting. If you have already submitted a Proxy, but choose to change your method of voting and attend the Meeting to vote, then you should register with the Scrutineer before the Meeting and inform them that your previously submitted Proxy is revoked and that you personally will vote your Common Shares at the Meeting.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name.  Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States of America (the “U.S.” or the “United States”) the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Generally, Beneficial Shareholders fall under two categories - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

These securityholder materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company.  If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote on your behalf.  Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada and in the United States.  Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a Proxy provided by the Company.  The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting.  You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you.  To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF.  Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions.  Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted at the Meeting as per your instructions; or (b) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act

(British Columbia), as amended (the “BCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to VStock or at the address of the registered office of the Company, located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company was incorporated as a private British Columbia company on February 16, 2015.  The Company is subject to the reporting requirements with the United States Securities and Exchange Commission under Section 13 of the Exchange Act.  On June 27, 2017 the Company received its trading symbol, “ECCTF”, from the Financial Industry Regulatory Authority (“FINRA”) and, on the same day, the Common Shares were posted for trading on the OTCQB Venture Market (the “OTCQB”), which is operated by the OTC Markets Group Inc.  Pursuant to Multilateral Instrument 51-105 – Issuers Quoted in the U.S. Over-the-Counter Markets, the Company became an “OTC reporting issuer” in British Columbia on the date it received its trading symbol from FINRA. The Company’s Common Shares began trading on the Nasdaq Capital Market on August 9, 2018 and the Company ceased to be an OTC reporting issuer on August 10, 2018.

The Board has fixed May 15, 2019 as the record date (the “Record Date”) for determining persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the

Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares are currently posted for trading on NASDAQ and the Company is authorized to issue an unlimited number of Common Shares.  As of May 15, 2019, there were 36,913,040 Common Shares without par value issued and outstanding, each carrying the right to one vote.  No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.  The Company is also authorized to issue an unlimited number of non-voting Preferred Shares, without par value. As at the Record Date, there were no Preferred Shares issued and outstanding.

On May 15, 2018 the Company completed the consolidation of its issued and outstanding Common Shares on the basis of two (2) pre-consolidation Common Shares for one (1) post-consolidation Common Shares.  The Company had approximately 24,559,728 Commons Shares issued and outstanding following such consolidation.  No fractional Common Shares were issued under the consolidation and any fractional Common Share that was less than ½ of a Common Shares was cancelled and each fractional Common Share that was at least ½ of a Common Share was changed to a whole Common Share.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date, other than as set forth below:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Jerry Kroll	8,612,500(1)	23.3%

Notes:

(1)This figure consists of: (a) 3,612,500 Common Shares registered directly to Jerry Kroll; and (b) 5,000,000 Common Shares held by Ascend Sportmanagement Inc., over which Mr. Kroll has discretionary voting and investment authority.  Mr. Kroll also directly holds the following warrants and options representing undiluted Common Shares, which undiluted Common Shares are not included in the above table: (i) 62,500 Common Shares issuable upon exercise of warrants; and (ii) options to purchase an aggregate of 2,282,728 Common Shares, of which 2,248,231 options are vested.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this Information Circular:

•annual audited financial statements for the year ended December 31, 2018, the report of the auditor thereon and the related management discussion and analysis, as filed under the Company’s profile at www.sedar.com; and

•the Form 20-F Annual Report for the Company’s fiscal year ended December 31, 2018 filed with the SEC on April 1, 2019 and filed as the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com on March 29, 2019.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company, at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, telephone no. (604) 428-7656.  These documents are also available via the internet under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.  If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The Board has determined that seven directors will be elected to the Board at the Meeting. The table below sets out the seven individuals nominated by the Board for election as director at the Meeting.

Shareholders may also submit nominations for directors, however, only an individual nominated by shareholders pursuant to specific requirements set out in the Articles of the Company (the “Articles”) shall be eligible for election as director. At the Meeting any shareholder nominations for director not made in accordance with the Articles will not be accepted.

The Articles require notice be provided to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the BCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

Among other things, the Articles set a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Articles also require any proposed director nominee, upon request from the Board, to provide information to the Company as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.  The Chair of any shareholders’ meeting at which a shareholder nomination for director is included in an election of director has the power and duty to determine whether such nomination was made in accordance with the Articles, and if any proposed nomination is not in compliance with the Articles, to declare that such defective nomination be disregarded.

The foregoing is merely a summary of the Articles, section 12.11, is not comprehensive and is qualified by the full text of the section. A copy of the Articles was filed on June 30, 2017 under the Company’s SEDAR profile at www.sedar.com.

Term of Office

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management Director Nominees

The following table sets out the names of management’s nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s current principal occupation, business or employment (and for the five preceding years for each new nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 15, 2019.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)(2)
Jerry Kroll(6) Director and CEO British Columbia, Canada

Current President and CEO of the Company; former Chief Executive Officer of Crailar Technologies Inc. (October 1998 to August 2006); and former Chief Financial Officer of KleenSpeed Technologies Inc. of NASA Research Park (2008 to 2010).

		Since February 16, 2015	8,612,500(7)
Shaun Greffard(3)(5) Director British Columbia, Canada

Current Chief Operating Officer of Alpine Building Maintenance (March 2018 to present); Vice President – Strategic Projects, Ledcor Technical Services (September 2012 to February 2018); and Vice President of Strategic Operations of Ledcor Group (February 2018 to present).

		Since August 8, 2016	Nil(8)
Joanne Yan(3)(4) Director British Columbia, Canada

Current President of Joyco Consulting Services (1994 to present); CEO and CFO of Alphanco Venture Corp. (December 2018 to present); director of Zongshen (Canada) Environtech Ltd. (August 2015 to present); director of Tianchen Aviation (Canada) Ltd. (August 2015 to present); director of Harbour Air Group (September 2016 to present); director of Hanwei Energy Services Corp. (October 2005 to present); and director of Sunshine Oilsands Ltd. (July 2016 to present).

		Since March 6, 2019	25,000(9)
Henry Reisner(5)(6) Director, President and COO British Columbia, Canada	Current President and Chief Operating Officer of the Company; and President and director of Intermeccanica International Inc. (2001 to present).	Since February 16, 2015	3,025,000(10)

Steven Sanders(3)(4)(5)(6) Director New York, United States

Attorney at Ortoli Rosenstadt LLP (2004 to present); director of Helijet International Inc. (May 2007 to present); director of Bay Street Theatre (February 2015 to present); director of American Academy of Dramatic Arts (October 2013 to present); and director of Roundabout Theatre (April 1998 to December 2017).

		Since March 16, 2018	Nil(11)
Luisa Ingargiola(3)(4)(5)(6) Director Florida, United States	Current Chief Financial Officer of Avalon GloboCare Corp.; director of FTE Networks, Inc. (2017 to present); and director of MagneGas Corporation (June 2017 to present) (former CFO from 2007 to 2016).	Since March 16, 2018	Nil(12)
Jack Austin(4)(5) Director British Columbia, Canada

Served as a Canadian Senator (1975 to 2007); served as a Deputy Minister, Principal Secretary to Prim Minister Pierre Trudeau; Canadian Cabinet Minister in the Governments of Prime Ministers Pierre Trudeau and Paul Martin; Vice Chairman of Canada China Business Council (2000 to 2003) (former President from 1993 to 2000).

		Since November 19, 2018	Nil(13)

Notes:

(1)The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees or obtained from information available on the Company’s website.

(2)Common Shares beneficially owned or controlled are represented on an undiluted basis.

(3)Member of the Audit Committee.

(4)Member of the Compensation Committee.

(5)Member of the Corporate Governance and Human Resources Committee.

(6)Member of the Nominating Committee.

(7)Of these Common Shares: (i) 3,612,500 are owned by Jerry Kroll; (ii) 5,000,000 are owned by Ascend Sportmanagement Inc., a company over which Mr. Kroll has discretionary voting and investment authority.  Mr. Kroll also directly holds the following stock options and warrants representing undiluted Common Shares not included in the above table: (i) stock options to purchase an aggregate of 2,282,728 Common Shares, of which 2,248,231; and (ii) warrants to purchase 62,500 Common Shares.

(8)Mr. Greffard holds, in the aggregate, stock options to purchase 167,500 Common Shares of which 106,890 stock options are vested.

(9)Ms. Yan also holds the following stock options and warrants representing undiluted Common Shares not included in the above table: (1) warrants to purchase 50,000 Common Shares; and (ii) stock options to purchase an aggregate of 140,000 Common Shares, of which 2,290 stock options are vested.

(10)Mr. Reisner beneficially owns 2,375,000 common shares registered directly to Henry Reisner, 525,000 common shares held of record by Mr. Reisner’s wife and 125,000 common shares held of record by Mr. Reisner’s daughter and Mr.

Reisner also holds stock options to purchase an aggregate of 123,636 Common Shares, of which 108,078 options are vested.

(11)Mr. Sanders holds stock options to purchase an aggregate of 120,000 Common Shares, all of which have vested.

(12)Ms. Ingargiola holds stock options to purchase an aggregate of 120,000 Common Shares, all of which have vested.

(13)Mr. Austin holds stock options to purchase an aggregate of 120,000 Common Shares, of which 60,000 stock options are vested.

Biographies of Director Nominees

Jerry Kroll – Director / Chief Executive Officer

Mr. Kroll has an extensive background working in small businesses and start-ups. His career began when he managed the production, strategic planning, and sales operations of Kroll Greenhouses, his family business. From there, Mr. Kroll served in other management roles in the floral and food services industries, overseeing the import/export of floral products, managing employees, managing food franchises, and establishing supplier/distributor relationships.

In 1996, Mr. Kroll became involved in air racing as the owner of Vancouver International Air Races and Airshow, which featured large scale events attracting over 15,000 spectators and 31 corporate sponsors. From then on, Mr. Kroll became increasingly involved in air racing and motor races. He eventually became the president and CEO of Corbin Motors Vancouver Inc. in 2001 where he organized the sales of the firm’s three-wheeled commuter vehicle in Canada.

In 2007, Mr. Kroll founded KleenSpeed Technologies, a firm focused on stationary energy storage products. He began researching and developing an EV for the everyday commuter. As an entrepreneur, Mr. Kroll also founded Ascend Sportmanagement Inc., a sports property and technology management firm.

Mr. Kroll’s experience and skill set in innovative technology and start-ups, coupled with his passion for clean technology developments, allows Mr. Kroll to coordinate, manage, and execute strategies for the Company.

Mr. Kroll is also actively involved in the Vancouver venture capital scene and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology start-ups, since 2003.

Shaun Greffard – Director

Mr. Greffard is a management professional with over 25 years of experience in telecommunications, information technology and government. During his career as a management professional, Mr. Greffard has successfully led the P&L of multiple national companies and has experience in large complex contracts responsible for negotiating commercial and contractual terms for the largest private public partnership telecommunications deal in North America valued over US$600M including a three-year Design/Build contract and 30 year Operations contract. He has experiences negotiating numerous U.S. contracts between the public and private sectors, working with and for local and federal government entities including delivery of one of the largest Canadian telecommunications deals with the Federal government. Mr. Greffard has been responsible for conducting labor negotiations and transforming people, culture and corporate image after a prolonged labor dispute and has run the marketing organization for a $100M division of Telus. He is adept at overhauling under-performing business units and analyzing and removing operational flaws to improve operational performance and profitability.

Mr. Greffard accumulated his experience and skill set from roles at Telus Communications Inc., the City of Surrey, and Ledcor Technical Services, where he served as Vice President — Strategic Projects from

September 2012 to February 2018. He is currently the Vice President of Strategic Projects at the Ledcor Group and has served as the COO of Alpine Building Maintenance since March 2018. Shaun has served on not-for-profit Boards including the Beach House Theatre Society and the Pacific Sea Wolves Swim Club.

Mr. Greffard holds a Masters in Business Administration from Royal Roads University.

Joanne Yan – Director

Ms. Yan has 25 years of experience in advising and managing both publicly traded and private companies. She serves as the President of Joyco Consulting Services, which she founded in 1994 to provide consulting services in the areas of corporate structuring, business development and strategic planning initiatives. She recently established Alphaco Venture Corp., a capital pool company listed on the TSX Venture Exchange, and she acts as CEO and CFO of that company. Ms. Yan recently led a transaction that enabled an affiliate of Zongshen Industrial Group to acquire a 49% interest in Harbour Air, the largest sea plane operator in North America.

Ms. Yan has served on the Board of Directors of several public and private companies, including (i) Zongshen, our strategic manufacturing partner, and three of its subsidiaries; (ii) the Toronto Stock Exchange-listed Hanwei Energy Services Corp., which manufactures and sells high pressure fiberglass reinforced plastic pipes for international oil & gas and infrastructure industries in addition to producing oil & gas in Canada; and (iii) Sunshine Oilsands Ltd., a Hong Kong Stock Exchange listed company, where she is also the Audit Committee Chair and a Corporate Governance Committee member.

Henry Reisner – Director

Henry Reisner was the previous owner of and continues to be the President and a director of Intermeccanica International Inc. (“Intermeccanica”); the Company’s wholly-owned subsidiary; a company with over a 60 year legacy of custom built sports cars for global clientele, first in Turin, Italy, and, subsequently, in Vancouver, British Columbia, since 1982.  Mr. Reisner has substantial experience in the automotive industry and has a background in manufacturing.  He serves as the Chief Operating Officer overseeing the design and production of the Company’s electric cars.

Mr. Reisner holds a Bachelor of Arts degree in political science from the University of British Columbia in 1989.

Steven Sanders – Director

Since January 2017, Mr. Sanders has been Of Counsel to the law firm of Ortoli Rosenstadt LLP. From July 2007 until January 2017, Mr. Sanders was a Senior Partner of Ortoli Rosenstadt LLP. From January 1, 2004 until June 30, 2007, he was of counsel to the law firm of Rubin, Bailin, Ortoli, LLP. From January 1, 2001 to December 31, 2003, he was counsel to the law firm of Spitzer & Feldman PC. Mr. Sanders also serves as a Director of Helijet International, Inc. Additionally, he has been a director at the American Academy of Dramatic Arts since October 2013 and has been a director of the Bay Street Theater since February 2015. Mr. Sanders received his JD from Cornell University and his BBA from The City College of New York.

Luisa Ingargiola – Director

Since 2017, Ms. Ingargiola has been the Chief Financial Officer of Avalon GloboCare, a leading biotech health care company that is developing cell based therapeutic technologies for cancer and neuromuscular disease. Luisa also serves as a director and audit chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. Ms. Ingargiola was the Chief Financial Officer of MagneGas Corporation from 2007 to 2016 and is a current board member. In addition, she has served as Audit Chair for several public companies in the technology, environmental and energy industries. Ms. Ingargiola received her Bachelor’s degree in Finance from Boston University and a Masters of Health Administration from the University of Florida.

Jack Austin – Director

Mr. Austin has had a distinguished career of more than 50 years, including the teaching and practice of business law, experience as a corporate executive, and extensive experience in public policy. He served as a Deputy Minister, Principal Secretary to Prime Minister Pierre Elliot Trudeau, as a Senator representing British Columbia, and as Cabinet Minister in the Governments of Prime Minister Pierre Trudeau and Prime Minister Paul Martin. Mr. Austin served as President of the Canada China Business Council from 1993 to 2000, and for the following three years as Vice-Chairman.

Mr. Austin retired from the Canadian Senate in 2007 and resumed his activity in the private sector, during which time he served on the advisory council of several leading academic institutions, including the University of British Columbia and Simon Fraser University.

Penalties, Sanctions and Cease Trade Orders

No proposed director is, as at the date of this information circular, or has been, within ten years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the Company, in respect of which the information circular is being prepared) that:

(a)was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)has, within the ten years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Suite 1500, 1140 West Pender Street, Vancouver, British Columbia, Canada, were appointed auditor of the Company on August 8, 2016.  Effective September 27, 2018 Dale Matheson Carr-Hilton Labointe LLP, Chartered Professional Accountants, resigned as the Company’s auditor and KPMG LLP were appointed. Shareholders of the Company will be asked at the Meeting to vote for the appointment of KPMG LLP as auditors of the Company until the next annual general meeting of Shareholders or until a successor is appointed, at a remuneration to be fixed by the directors.

The Company’s decision to change the auditor for the year ended December 31, 2018 was not as a result of any reportable event, as that term is defined in section 4.11 of National Instrument 51-102, Continuous Disclosure Obligations (NI 51-102”). In accordance with section 4.11 of NI 51-102, the reporting package (as that term is defined in section 4.11 of NI 51-102), which is comprised of notice of change of auditor of the Company and the response letter of each of Dale Matheson Carr-Hilton Labonte LLP and KPMG LLP, is available under the Company’s profile on the SEDAR website at www.sedar.com.

Unless otherwise directed, the persons named in the enclosed form of Proxy intend to vote FOR the appointment of KPMG LLP as auditor of the Company until the close of the Company’s next annual general meeting and to authorize the Board to fix their remuneration.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Under British Columbia Securities Regulations, the Company is a venture issuer as defined under National Instrument 52-110 – Audit Committees (“NI 52-110”), and each venture issuer is required to disclose annually in its information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

The Audit Committee Charter

To conform with the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, the Company has adopted an Audit Committee Charter; a copy of which is attached as Exhibit 15.1 to the Company’s Annual Report on Form 20-F as filed with the SEC on April 19, 2018 a copy of which is attached as Exhibit 15.1 to the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com which was filed on April 20, 2018, and a copy of which is attached as Schedule A hereto.  The Audit Committee Charter was adopted by the Board on December 22, 2017, and the actions and decisions of the Audit Committee (the “Audit Committee”) have been governed by the Audit Committee Charter since then and continue to be so.

Composition of the Audit Committee

The current Audit Committee members are Luisa Ingargiola (Chair), Joanne Yan, Steven Sanders and Shaun Greffard.  All are independent and all Audit Committee members are considered to be financially literate.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship which could, in the Board’s reasonable opinion, interfere with the exercise of a member’s independent judgement.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements presenting a breadth and level of complexity of accounting issues generally comparable to the breadth and complexity of issues one can reasonably expect to be raised by the Company.

Relevant Education and Experience

Each member of the Company’s Audit Committee has adequate education and experience relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that provides the member with:

(a)an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)an understanding of internal controls and procedures for financial reporting.

See “Biographies of Director Nominees” above, in particular the biographies of each Audit Committee member, for more information concerning each Audit Committee member’s education and experience.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than KPMG LLP.

Reliance on Certain Exemptions

The Company’s current auditor, KPMG LLP, has not provided any material non-audit services. At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, as set out in the Audit Committee Charter.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (“DMCL”) and by KPMG LLP (“KPMG”), to the Company to ensure auditor independence.  Fees incurred with DMCL and KPMG, for audit and non-audit services in the two fiscal years are outlined in the following tables:

Nature of Services	Fees Paid to DMCL in Year Ended December 31, 2018	Fees Paid to DMCL in Year Ended December 31, 2017
Audit Fees(1)	Nil	$24,000
Audit-Related Fees(2)	$33,000	$32,000
Tax Fees(3)	Nil	$6,700
All Other Fees(4)	Nil	$30,000
Total	$33,000	$92,700

Nature of Services	Fees Paid to KPMG in Year Ended December 31, 2018	Fees Paid to KPMG in Year Ended December 31, 2017
Audit Fees(1)	Nil	Nil
Audit-Related Fees(2)	$7,630	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	$818	Nil
Total	$8,448	Nil

Notes:

(1)“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)“Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)“All Other Fees” include all other non-audit services.

Exemption

Since the Company is listed on the Nasdaq Capital Market, it is not a “venture issuer” as defined in NI 52-110, and therefore, the Company is not able to rely on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE

General

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their corporate governance practices and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) provides guidance on corporate governance practices.  This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the Company’s shareholders.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the Board’s opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management of the Company through frequent meetings of the Board at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems. The Compensation Committee reviews executive compensation and recommends stock option grants. Members of the Company’s Audit Committee are Luisa Ingargiola (Chair), Joanne Yan, Steven Sanders and Shaun Greffard.

The independent members of the Board are Ms. Ingargiola, Ms. Yan, and Messrs. Greffard, Sanders and Austin.  Messrs. Kroll and Reisner are not independent as they are officers of the Company.

Directorships

The directors currently serving on the Board of Directors of other reporting corporations (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer	Exchange
Steven Sanders	Helijet International Inc.	TSXV
Jack Austin	New Pacific Metals Corp. (formerly New Pacific Holdings Corp.)	TSXV
Joanne Yan	Alphanco Venture Corp. Hanwei Energy Services Corp. Sunshine Oilsands Ltd.	TSXV TSE HKEX
Luisa Ingargiola	FTE Networks, Inc.	NYSE American

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

Code of Business Conduct and Ethics

To conform with the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, the Company has adopted a Code of Conduct and Ethics that applies to its Chief Executive Officer (“CEO”), its Chief Financial Officer (the “CFO”) and all other employees of the Company; a copy of which is included as Exhibit 11.1 to the Company’s Annual Report on Form 20-F as filed with the SEC on EDGAR on April 19, 2018. A copy of the Code of Conduct and Ethics is available on EDGAR at https://www.sec.gov/Archives/edgar/data/1637736/000165495418004101/codebusinessconduct.htm.

Nomination of Directors

The Board has adopted a Nominating Committee Charter conforming to the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, and has established a nominating committee (the “Nomination Committee”) which operates under its Nominating Committee Charter. The Nomination Committee is currently comprised of Jerry Kroll (Chair), Steven Sanders, Luisa Ingargiola and Henry Reisner.  The Nomination Committee is responsible for corporate governance generally, reviewing the composition and size of the Board, evaluating the Board as a whole, identifying, considering and recommending candidates to file new positions or vacancies on the Board, evaluating individual members of the Board, reviewing composition of each committee of the Board, recommending persons to be members of various committees and dealing with conflicts of interest.

Governance

The Board has adopted a Corporate Governance and Human Resources Committee Charter conforming to the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, and has established a corporate governance and human resources committee (the “Governance Committee”) which operates under the Corporate Governance and Human Resources Committee Charter.  The Governance Committee shall be responsible for: developing our approach to the Board and corporate governance issues; helping to maintain an effective working relationship between the Board and management; exercising, within the limits imposed by our by-laws, by applicable laws, and by the Board, the powers of the Board for the management and direction of our affairs during the intervals between meetings of the Board; reviewing and making recommendations to the Board for the appointment of our senior executives and for considering their terms of employment; reviewing succession planning and matters of compensation; recommending awards under our long term and short term incentive plans; assuming the role of administrator, whether by delegation or by statute, for the corporate-sponsored registered pension plans and our Supplementary Executive Retirement Plan and its wholly-owned subsidiaries and any future, additional or replacement plans relating to the plans; and monitoring the investment performance of the trust funds for the plans and compliance with applicable legislation and investment policies.is responsible for developing a suitable approach to corporate governance issues and compliance with governance rules.

The Governance Committee shall also review any “red flags” or issues that may arise out of the Compensation Committee compensation and award recommendations and report them to the Board. The Compensation Committee and Governance Committee, at times, may be collaborative but will not coordinate as the process is intended to be a “checks and balance” approach. It is being set up as an internal control mechanism that would safeguard against fraud and errors due to omission.

The Governance Committee is currently comprised of Steven Sanders (Chair), Luisa Ingargiola, Jack Austin, Henry Reisner and Shaun Greffard.

To satisfy the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, the Company has also adopted: (i) an Enterprise Risk & Oversight Charter; (ii) a Risk & Information Security Charter; (iii) a Social Media Charter; (iv) a Regulatory Foreign Corrupt Practices Act (FCPA) Charter; and (v) an Insider Trading Policy; each instrument conforming to the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide.  The Company has also adopted: a formal written governance policy and procedures for shareholder communication; whistleblower provision procedures; Reg FD; website governance compliance; and Terms of Reference for Lead Director, Chairman of the Board, CEO, Individual Directors and Committee Chairs.  The Governance Committee must review and assess each charter and policy, and all provisions and procedures to ensure adequacy on an annual basis.

Compensation

To conform with the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, the Company has adopted a Compensation Committee Charter and the Board has established a Compensation Committee (the “Compensation Committee”). The Compensation Committee is comprised of Board members that operate under a Compensation Committee Charter approved by the Board; a copy of which is included as Exhibit 15.3 to the Company’s Annual Report on Form 20-F as filed with the SEC on April 19, 2018. The Compensation Committee is currently comprised of Luisa Ingargiola (Chair), Steven Sanders, Joanne Yan and Jack Austin.

The Compensation Committee determines compensation for the directors and officers of the Company, as well as the procedures for this determination, as are described under “Statement of Executive Compensation” herein.

Other Board Committees

Enterprise Risk Oversight Committee

The Enterprise Risk Oversight Committee consists of Steven Sanders, Luisa Ingargiola and Shaun Greffard and is chaired by Steven Sanders. The Enterprise Risk Oversight Committee shall oversee the effectiveness of risk management policies, procedures and practices implemented by management of the Company with respect to strategic, operational, environmental, health and safety, human resources, legal and compliance and other risks faced by the Company. The Enterprise Risk Oversight Committee shall:

•	review executive management’s assessment of our material risk exposures and our actions to identify, monitor and mitigate such exposures,
•	review executive management’s implementation of systems and controls designed to promote compliance with applicable legal and regulatory requirements and
•

report to the Board on an annual basis with respect to the committee’s review of our material risks and measures in place to mitigate them, and at least annually in respect of the committee’s other activities.

Social Media Committee

The Social Media Committee consists of Luisa Ingargiola, Steven Sanders and Shaun Greffard and is chaired by Luisa Ingargiola. The Social Media Committee shall oversee our social media strategy initiatives pursuant to Regulation FD. The Social Media Committee shall:

•	provide compliant Regulation FD strategic leadership for social media through the alignment of social media strategies and activities with enterprise strategic objectives and processes;

•

establish and maintain corporate policies with respect to use of social media for both process-driven social engagements, as well as for use of social media by employees for participating in social conversations (e.g. blogging and Tweeting by subject matter experts);

•	prioritize social media initiatives and deliver final approvals and recommendations on proceeding with proposed social media projects, including process, technology, and organizational project; and
•	ensure open communication between the social media department and our other functional units so as to promote collaborative strategies, planning, and implementation.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees on an ongoing basis.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section “Named Executive Officer” (”NEO”) means the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Jerry Kroll, CEO; Bal Bhullar, CFO, Isaac Moss, Chief Administrative Officer (“CAO”); Iain Ball, Vice-President, Finance; Henry Reisner, President and Chief Operating Officer (“COO”), and Ed Theobald, General Manager are each a NEO of the Company for purposes of the following disclosure.

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design, and the decisions that the Board made in fiscal 2018 with respect to its Named Executive Officers (as herein defined). When determining the compensation arrangements for the Named Executive Officers, our Compensation Committee considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the business in general.

Benchmarking

Our Boards established a Compensation Committee in March 2018. Prior to that, our Board acted as the Compensation Committee.

The Compensation Committee will consider a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all our executive officers. The Compensation Committee does not intend to position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Compensation Committee will look at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

The compensation paid to Named Executive Officers in any year consists of two primary components:

(a)base salary; and

(b)long-term incentives in the form of stock options granted under our Stock Option Plan.

The key features of these two primary components of compensation are discussed below:

(a)Base Salary

Base salary recognizes the value of an individual to our Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the Named Executive Officers are intended to be reviewed annually. Any change in base salary of a Named Executive Officer is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company (in particular, companies in the EV industry) and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

(b)Stock Option Awards

The Company provides long-term incentives to Named Executive Officers in the form of stock options as part of its overall executive compensation strategy. Our Compensation Committee believes that stock option grants serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain, and motivate talent; secondly, it aligns the interests of the Named Executive Officers with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and finally, it provides long-term accountability for Named Executive Officers.

Risks Associated with Compensation Policies and Practices

The oversight and administration of the Company’s executive compensation program requires the Compensation Committee to consider risks associated with the Company’s compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and throughout the year whenever it is deemed necessary by the Compensation Committee.

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Corporation and its shareholders. In each case, the Corporation seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks include (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation, (ii) balancing base salary and variable compensation elements and (iii) spreading compensation across short and long-term programs.

No Hedging

The Company imposes a restriction on NEOs or directors regarding the purchase of financial instruments including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.  For the year ended December 31, 2018, no NEO or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Committee

Our Compensation Committee consists of Luisa Ingargiola, Steven Sanders, Joanne Yan and Jack Austin and is chaired by Luisa Ingargiola. Each of the Compensation Committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our Compensation Committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon.

The Compensation Committee’s responsibility is to formulate and make recommendations to our directors in respect of compensation issues relating to our directors and executive officers. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a) to review the compensation philosophy and remuneration policy for our executive officers and to recommend to our directors changes to improve our ability to recruit, retain and motivate executive officers;

(b) to review and recommend to the Board the retainer and fees, if any, to be paid to our directors;

(c) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”), evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to our directors with respect to) the CEO’s compensation level based on such evaluation;

(d)to recommend to our directors with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to our directors;

(e)to administer the stock option plan approved by our directors in accordance with its terms including the recommendation to our directors of the grant of stock options in accordance with the terms thereof; and

(f) to determine and recommend for the approval of our directors’ bonuses to be paid to our executive officers and employees and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Actions, Policies and Decisions made following December 31, 2018:

On March 6, 2019, Mr. Tarzwell resigned as director of the Company. Joanne Yan was appointed as director of the Company to replace Mr. Tarzwell on March 6, 2019.

On May 1, 2019, Ed Theobald and Iain Ball were no longer named executives and Lorenzo Caprilli became named executive of Senior Vice President of Sales and Marketing.

Option-Based Awards

2015 Stock Option Plan

On June 11, 2015, our Board of Directors adopted the 2015 Stock Option Plan (the “Stock Option Plan”) under which an aggregate of 30,000,000 shares may be issued, subject to adjustment as described in the Stock Option Plan. As at December 31, 2018, there were 4,756,174 outstanding options under the Stock Option Plan leaving an additional 25,243,826 options to acquire common shares that may be granted under the Stock Option Plan. The Stock Option Plan is the Company’s only equity incentive plan.

The purpose of the Stock Option Plan is: (i) to retain the services of valued key employees, directors and consultants of the Company and such other persons as the plan administrator, which is currently the Board of Directors, shall select in accordance with the eligibility requirements of the Stock Option Plan; (ii) to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the shareholders of the Company; (iii) to serve as an aid and inducement in the hiring of new employees; and (iv) to provide an equity incentive to consultants and other persons selected by the plan administrator.

Material Terms

The Stock Option Plan shall be administered initially by the Board of Directors of the Company, except that the Board may, in its discretion, establish a committee composed of two or more members of the Board to administer the Stock Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose.

Unless accelerated in accordance with the Stock Option Plan, unvested options shall terminate immediately upon the optionee resigning from or the Company terminating the optionee’s employment or contractual relationship with the Company or any related company for any reason whatsoever, including death or disability. Options that have vested shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events: (i) the expiration of the option as designated by the plan administrator; (ii) the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for cause (as determined in the sole discretion of the plan administrator); (iii) the expiration of three months from the date of an optionee’s termination of employment or contractual relationship with the Company or any related company for any reason whatsoever other than cause, death or disability; or (iv) the expiration of three months from termination of an optionee’s employment or contractual relationship by reason of death or disability. Upon the death of an optionee, any vested options held by the optionee shall be exercisable only by the person or persons to whom such optionee’s rights under such option shall pass by the optionee’s will or by the laws of descent and distribution of the optionee’s domicile at the time of death and only until such options terminate as provided above. For purposes of the Stock Option Plan, unless otherwise defined in the stock option agreement between the Company and the optionee, “disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six months or that can be expected to result in death. The plan administrator shall determine whether an optionee has incurred a disability on the basis of medical evidence acceptable to the plan administrator. Upon making a determination of disability, the plan administrator shall, for purposes of the Stock Option Plan, determine the date of an optionee’s termination of employment or contractual relationship.

The foregoing summary of the Stock Option Plan is not complete and is qualified in its entirety by reference to the Stock Option Plan, which is filed as Exhibit 99.1 to our registration statement on Form F-1 under the U.S. Securities Act, as filed with the SEC on October 11, 2016 and is incorporated by reference herein.

See disclosure under “Securities Authorized for Issuance under Equity Compensation Plans” for further information concerning the Stock Option Plan.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Common Shares of the Company since September 1, 2017 to May 9, 2019 with a cumulative total shareholder return to the Nasdaq Capital Market Composite Index over the same period.

Summary Compensation Table

The compensation earned by the NEOs during the Company’s two most recently completed fiscal years ended December 31, 2018 and December 31, 2017, is set out below and expressed in Canadian dollars unless otherwise noted. There were no share-based awards, long-term incentive plans or pension value payments paid to NEOs during these periods.  It should be noted that the Company only became a reporting issuer on June 27, 2017, accordingly all financial reporting is for periods following that date.

Name and principal position	Year	Salary ($)	Option-based awards(1) ($)	All Other Compensation ($)	Total compensation ($)
Jerry Kroll(2) CEO and Director	Dec 2018 Dec 2017	140,000 60,00	123,726 358,045	Nil Nil	263,726 418,694
Bal Bhullar(3) CFO and Corporate Secretary	Dec 2018 Dec 2017	20,000 --	Nil --	450 --	20,450 --
Iain Ball(4) VP, Finance	Dec 2018 Dec 2017	70,000 60,000	29,936 37,235	Nil Nil	99,936 97,883
Henry Reisner(5) President, COO and Director	Dec 2018 Dec 2017	126,700 60,000	39,430 69,757	Nil Nil	166,130 130,405
Ed Theobald(6) General Manager	Dec 2018 Dec 2017	96,000 60,000	29,936 37,235	Nil Nil	125,936 97,883
Isaac Moss Chief Administrative Officer (“CAO”)	Dec 2018 Dec 2017	Nil Nil	125,000 Nil	Nil Nil	125,000 Nil

Notes:

(1) The grant date fair values of the share option awards are determined using a Black-Scholes option pricing model. For a discussion of the assumptions made in the valuation, refer to Note 11 to our financial statements for the fiscal year ended December 31, 2018.

(2) Mr. Kroll was appointed the President and CEO of our Company on February 16, 2015 and served as the Secretary of our Company from June 11, 2015 to August 8, 2016. On May 15, 2018, Mr. Kroll resigned from his position as President of our Company.

(3) Ms. Bhullar was appointed Chief Financial Officer of our Company on November 19, 2018.

(4) Mr. Ball was appointed Chief Financial Officer of our Company on June 4, 2015 and subsequently was appointed Vice-President, Finance of our Company on June 27, 2016. On May 1, 2019 Mr. Ball was appointed to Director of Finance and no longer a named executive.

(5) Mr. Reisner was appointed Chief Operating Officer of our Company on February 16, 2015. On May 15, 2018, Mr. Reisner was appointed as President of our Company.

(6) Mr. Theobald was appointed General Manager of our Company on February 16, 2015. Mr. Theobald effective May 1, 2019, was no longer a named executive.

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards of each NEO, outstanding pursuant to the Stock Option Plan as at December 31, 2018:

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(1) ($)
Jerry Kroll	20,045,455 227,273 5,000	0.30 0.80 2.00	06/11/2022 12/09/2022 02/17/2024	$23,246,594 $149,931 Nil
	5,000	9.60 USD	01/05/2025	Nil
Bal Bhullar	Nil	Nil	Nil	Nil
Iain Ball	22,727 34,091 5,000	0.30 0.80 2.00	08/13/2022 12/09/2022 02/17/2024	$26,356 $22,490 Nil
	5,000	9.60 USD	01/05/2025	Nil
Henry Reisner	56,818 56,818 5,000	0.30 0.80 2.00	08/13/2022 12/09/2022 02/17/2024	$65,891 $37,482 Nil
	5,000	9.60 USD	01/05/2025	Nil
Ed Theobald	22,727 34,091 5,000	0.30 0.80 2.00	08/13/2022 12/09/2022 02/17/2024	$26,356 $22,490 Nil
	5,000	9.60 USD	01/05/2025	Nil
Isaac Moss	125,000	9.60 USD	01/05/2025	Nil

Notes:

1.The value is the difference between the NASDAQ Capital Market closing price of US$1.07 per common share at December 31, 2018 and the exercise price of options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the financial year ended December 31, 2018, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jerry Kroll	123,726	Nil
Bal Bhullar	Nil	Nil
Iain Ball	29,396	Nil
Henry Reisner	39,430	Nil
Ed Theobald	29,936	Nil
Isaac Moss	207,050	Nil

Note:

(1)The fair value of the share options granted in 2018 was estimated using the Black-Scholes option valuation model with the following assumptions:  risk-free interest rate: 1.91% - 2.9%; expected dividend yield: Nil; stock price volatility: 60%; and expected life in years: 5 years.

See Securities Authorized under Equity Compensation Plans for further information on the Company’s Share Option Plan.

Pension Plan

The Company has no pension plans for its directors, officers or employees.

Termination and Change of Control Benefits

On January 15, 2019, the Company entered into either a new Executive Employment Agreement or Consulting Agreement with each of Jerry Kroll, Bal Bhullar, Henry Riesner and Isaac Moss, as applicable, which superseded any prior agreements, if any, with such individuals.  The following provides a summary of the payments to each NEO in connection with any termination, resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities:

Jerry Kroll

On January 15, 2019, our Board approved the entering into of a new executive employment agreement with Jerry Kroll (the “Kroll Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which supersedes the Company’s prior agreement with Mr. Kroll, dated July 1, 2016, which had been amended in August of 2018.

The Kroll Agreement commenced as of the Effective Date and will continue indefinitely until terminated in accordance with its terms. Pursuant to the terms of the Kroll Agreement, Mr. Kroll will continue to be employed as our CEO and will devote his full business time and best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company. Mr. Kroll will not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the term of the Kroll Agreement, except as may be expressly approved in advance by the Board, in writing; provided that Mr. Kroll may make passive personal investments, engage in outside non-competitive business activities, including being a director of non-competitive businesses, or engage in other activities for any charitable or other non-profit institution; and provided, further, that such activities do not conflict with the interests of any member of the Company or otherwise interfere, individually or in the aggregate, with the performance of Mr. Kroll’s duties and responsibilities or the time required for the discharge of those duties and responsibilities.

The Company will pay Mr. Kroll an annual base salary from the Effective Date of $300,000 (the “Base Salary”). The Base Salary is subject to increase based on periodic reviews at the discretion of the Board. Mr. Kroll will be entitled to participate in all other benefits, perquisites, benefit plans or programs of the Company which are available generally to executives of the Company in accordance with the terms of such plans, benefits or programs, including, but not limited to, the following: (a) no less than five weeks paid vacation during each full fiscal year of Mr. Kroll’s employment (pro-rated for any partial year of employment); and (b) group insurance coverage for medical, extended health, dental, life and long term disability as may be made available by the Company to its executive employees from time to time. Mr. Kroll acknowledges that any of the benefits set out above are subject to the formal plan documents or policies and may also be modified or amended at any time by the Board in its sole and absolute discretion.

The Company will use commercially reasonable efforts to maintain an appropriate level of coverage for Mr. Kroll under its current directors’ and officers’ insurance policy and will indemnify Mr. Kroll for all lawful acts (or omissions) undertaken by Mr. Kroll in the role of either director or CEO of the Company to the extent allowed by law.

The Company may grant Mr. Kroll stock options under its Stock Option Plan from time to time in its absolute discretion. Any stock options granted will be in accordance with the following provisions: (a) the stock options will be subject to the terms and conditions of the Company’s Stock Option Plan as may be amended from time to time by the Board in its absolute discretion; (b) the number of shares which may be purchased pursuant to a stock option will be in accordance with the Company’s Stock Option Plan for allocating amounts of stock options to employees as determined by the Board or any Board committee or party to whom that task has been delegated; (c) the terms and conditions attaching to the Stock Option and including, without limitation, the number of shares which may be purchased pursuant to the stock option, its exercise price, its term, its termination provisions and its vesting provisions, will be in the sole discretion of the Board or any Board committee or party to whom that task has been delegated; and (d) stock options will otherwise be subject to the requirements of any stock exchange, securities commission or other similar regulatory body having jurisdiction and rules and policies adopted by the Company’s Compensation Committee.

The Company has the right to and may terminate the Kroll Agreement for Cause (as defined therein) immediately upon written notice to Mr. Kroll. Following any such termination, the Company will have no further obligations to Mr. Kroll under the Kroll Agreement other than the Company’s obligations to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) pay Mr. Kroll any accrued and unused vacation; and (c) reimburse Mr. Kroll for expenses incurred through the termination date that are reimbursable under the Kroll Agreement.

The Company also has the right to and may terminate the Kroll Agreement at any time, for any reason or for no reason, without Cause, immediately upon notice to Mr. Kroll. Following any such termination the Company will have no further obligations to Mr. Kroll under Kroll Agreement other than the Company’s obligations to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) pay Mr. Kroll Severance Pay (as defined therein); (c) reimburse Mr. Kroll for expenses incurred by Mr. Kroll through the termination date that are reimbursable pursuant under the Kroll Agreement; and (d) pay Mr. Kroll any accrued and unused vacation.

Within 12 months following a Change of Control (as defined in the Kroll Agreement), Mr. Kroll may, in his sole discretion, elect to terminate the Kroll Agreement on written notice to the Company. Following any such termination, the Company will have no further obligations to Mr. Kroll under the Kroll Agreement other than the Company’s obligation to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) pay Mr. Kroll Severance Pay; (c) reimburse Mr. Kroll for expenses incurred by Mr. Kroll through the termination date that are reimbursable under the Kroll Agreement; and (d) pay Mr. Kroll any accrued and unused vacation.

In the event that the Kroll Agreement is terminated by the Company without Cause, or by Mr. Kroll as a result of a Change of Control, Mr. Kroll will be entitled to a “Severance Pay” in an amount equal to 12 months of Base Salary plus one additional month of Base Salary for each full year of employment under the Kroll Agreement to a maximum of 18 months. In addition, all stock options then granted will accelerate and vest as at the date of termination and be exercisable for the greater of 180 days or the greatest time permitted for exercise after any termination of employment as set out in the Company’s then Stock Option Plan. The Company shall pay any such Severance Pay forthwith, but in any event within two weeks of the termination date (subject to earlier payment of some of the Severance Pay in accordance with the requirements of the British Columbia Employment Standards Act). Upon satisfaction of its above obligations, as applicable, the Company shall have no further liability or obligation to Mr. Kroll under the Kroll Agreement and including, without limitation, any liability for any further severance pay for failure to give reasonable notice or for damages in lieu of reasonable notice.

Mr. Kroll may resign at any time by providing the Company with not less than 90 days’ prior written notice, in which case the Kroll Agreement will terminate and all obligations of each party to the other under the Kroll Agreement will terminate, on the date specified in the notice, other than the Company’s obligations to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) reimburse Mr. Kroll for expenses incurred by Mr. Kroll through the termination date that are reimbursable under the Kroll Agreement; and (c) pay Mr. Kroll any accrued and unused vacation pay. In its discretion, the Company may elect to place Mr. Kroll on leave with pay and benefits during the notice period of termination.

The Kroll Agreement will automatically terminate upon the death or Permanent Disability (as defined therein) of Mr. Kroll and, upon such termination, the Company’s obligations under the Kroll Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Kroll Base Salary accrued to the date of termination; (b) pay Mr. Kroll any accrued and unused vacation pay; and (c) reimburse Mr. Kroll for expenses incurred by Mr. Kroll through the termination date that are reimbursable under the Kroll Agreement. In the event that Mr. Kroll dies or suffers a Permanent Disability, any payments due and owing to Mr. Kroll under the Kroll Agreement will enure to the benefit of Mr. Kroll’s heirs and/or estate.

Bal Bhullar

On January 15, 2019, our Board approved the entering into of a new consulting agreement with BKB Management Ltd., a company under the control and direction of Bal Bhullar, our Chief Financial Officer (the “CFO”; and the “Bhullar Agreement”), which is dated for reference effective January 1, 2019 (the “Effective Date”), and which supersedes our company’s prior offer letter with Ms. Bhullar, dated October 19, 2018.

In accordance with the Bhullar Agreement the Consultant will provide the Company with management services as CFO (the “Services”). All Services will be performed by the Consultant’s principal, Bal Bhullar. The Consultant shall report to and take direction from our CEO and the Board. Under the Bhullar Agreement it is acknowledged that the Consultant may provide its services to other businesses and organizations provided there is no conflict of interest and that the Consultant complies with its obligations under the Bhullar Agreement. The Consultant shall devote as much time as required in the fulfillment of the role as CFO.

The Bhullar Agreement takes effect on the Effective Date and is effective for a period of two years with an option to renew for an additional year by mutual agreement by both parties thereafter.

In consideration of the Services provided under the Bhullar Agreement, the Company will pay the Consultant a monthly fee of $15,000 and a $300 vehicle allowance plus any applicable GST (collectively, the “Fees”) at the end of each month.

The Company may, at its option, terminate the Bhullar Agreement at any time without notice or cause by advising the Consultant in writing. Following any such termination without cause, the Company will have no further obligation to the Consultant under the Bhullar Agreement other than the Company’s obligations to: (a) pay the Consultant all remaining unpaid Fees due at the time of termination; and (b) reimburse the Consultant for any expenses incurred through to the termination date. The Company may also terminate the Bhullar Agreement at any time without notice and for cause under the following circumstances: (i) the Consultant’s negligent performance of the Services; (ii) the Consultant’s persistent failure to perform the Services; (iii) any breach by the Consultant of any of the obligations set forth in the Bhullar Agreement; or (iv) a continued course of malfeasant or misfeasant actions or omissions by the Consultant, an in each such instance.

The Company may terminate the Bhullar Agreement at any time upon providing the Consultant with only the following: (a) Fees owed to the Consultant up to and including the date of termination and any Bonus (as therein defined) earned prior to the date of termination; a lump sum payment equal to the then term of the Bhullar Agreement (the “Notice Period”) of Fees as in effect at the termination of the Consultant’s engagement; (c) the Consultant’s participation in the Company’s benefits programs shall be continued for a period of eight weeks and, thereafter, the Consultant’s benefits, including professional dues, but not including disability insurance coverage or perquisites such as mobile phone, parking, etc., will be continued through the Notice Period to the maximum extent permitted under applicable plan terms. To the extent the Company is unable to extend any such benefits coverage for any portion of such period after reasonable efforts to obtain same, the Company shall pay the Consultant an amount sufficient to purchase comparable coverage for such time; and (d) with a lump sum payment equal to the Bonus it would have earned through the Notice Period based on the Bonus received by the Consultant in the year prior to the termination of the Bhullar Agreement (which, for greater certainty, will be calculated by including the value of any Bonus paid in cash or stock options).

The Consultant may terminate the Bhullar Agreement by giving the Company written notice of Good Reason (as therein defined). In the event of a termination for Good Reason, the Consultant shall be entitled to each of the Notice Period entitlements set forth above. The Consultant may voluntarily terminate the Bhullar Agreement at any time by giving the Company two months’ prior notice. The Company may waive such notice in whole or in part without any payment to the Consultant in lieu of the waived period of notice.

If at any time during the term of the Bhullar Agreement there is a Change of Control (as therein defined) and, within 12 months of such Change of Control: (i) there is a material reduction in the CFO’s title or a material reduction in hers duties or responsibilities such that the Consultant gives notice of the Consultant’s intention to terminate the Bhullar Agreement as a result thereof; (ii) there is a material adverse change in the Consultant’s Fees or benefits such that the Consultant gives notice of the Consultant’s intention to terminate the Bhullar Agreement as a result thereof; or (iii) the Consultant’s engagement is terminated by the Company unless such termination is as a result of the Consultant’s material breach of the Bhullar Agreement; the Consultant shall then be entitled to receive from the Company: (a) a cash amount equal to two years of the Consultant’s Fees as in effect at the termination of the Consultant’s engagement; and (b) an additional amount equal to two times the previous year’s annual Bonus (as defined therein, and which, for greater certainty, will be calculated by including the value of any Bonus paid in cash or stock options). Notwithstanding the terms of any other plan or agreement, and subject to the Company’s then Stock Option Plan, all stock options previously granted by the Company to the Consultant which have not vested shall be deemed to vest and all stock options held by the Consultant shall remain exercisable until the earlier of their expiration date or 90 days from the termination date. The

Company shall maintain the Consultant’s benefits under the Bhullar Agreement for a period of 12 months.

Iain Ball

On July 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Iain Ball with a term expiring on July 1, 2019 (the “Ball Agreement”), which Ball Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either the Company or Mr. Ball provides written notice not to renew the Ball Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Ball Agreement: (a) Mr. Ball is appointed as our Vice-President, Finance and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Ball a monthly fee of $5,000; (c) grant to Mr. Ball 500,000 stock options exercisable into 500,000 common shares at an exercise price of $0.15 per share expiring on August 13, 2022 and 750,000 stock options exercisable into 750,000 common shares at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Ball Agreement); (d) provide Mr. Ball with Group Benefits,; and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Ball under the Ball Agreement without any notice or any payment in lieu of notice for just cause. Mr. Ball may terminate his employment under the Ball Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Ball will terminate upon the death of Mr. Ball. Upon the death or Mr. Ball during the continuance of the Ball Agreement, we will provide Mr. Ball’s estate and, if applicable, Mr. Balls’ immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Ball; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Ball as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Ball’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Ball Agreement without just cause, and provided that Mr. Ball is in compliance with the relevant terms and conditions of the Ball Agreement, we shall be obligated to provide a severance package to Mr. Ball as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three month period from the effective date of termination that our President determines would likely have been paid to Mr. Ball; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Ball during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Ball as at the effective date of termination; (f) maintain Mr. Ball’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Ball to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Ball may terminate his employment under the Ball Agreement in connection with any change in control of us by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. Ball terminates his employment under the Ball Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Mr. Ball; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Ball during the next six months from the effective date of termination assuming Mr. Ball’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Ball as at the effective date of termination; (b) maintain Mr. Ball’s Group Benefits for a period of six months from the effective date of termination; and  (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Ball to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Ed Theobald

On July 1, 2016, our Board of Directors approved the entering into of an executive services agreement with Edward Theobald with a term expiring on July 1, 2019 (the “Theobald Agreement”), which Theobald Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either the Company or Mr. Theobald provides written notice not to renew the Theobald Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Theobald Agreement: (a) Mr. Theobald is appointed as our General Manager and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) we shall pay to Mr. Theobald a monthly fee of $5,000; (c) grant to Mr. Theobald 500,000 stock options exercisable into 500,000 common shares at an exercise price of $0.15 per share expiring on August 13, 2022 and 750,000 stock options exercisable into 750,000 common shares at an exercise price of $0.40 per share expiring on December 9, 2022 (such options have already been granted prior to the Theobald Agreement); (d) provide Mr. Theobald with Group Benefits; and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Theobald under the Theobald Agreement without any notice or any payment in lieu of notice for just cause. Mr. Theobald may terminate his employment under the Theobald Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Theobald will terminate upon the death of Mr. Theobald. Upon the death or Mr. Theobald during the continuance of the Theobald Agreement, we will provide Mr. Theobald’s estate and, if applicable, Mr. Theobalds’ immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three month period from the effective date of termination that our President determines would likely have been paid to Mr. Theobald; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Theobald’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

If we elect to terminate the Theobald Agreement without just cause, and provided that Mr. Theobald is in compliance with the relevant terms and conditions of the Theobald Agreement, we shall be obligated to provide a severance package to Mr. Theobald as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Theobald; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Theobald during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; (f) maintain Mr. Theobald’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Theobald to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Theobald may terminate his employment under the Theobald Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. Theobald terminates his employment under the Theobald Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Mr. Theobald; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Theobald during the next six months from the effective date of termination assuming Mr. Theobald’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; (b) maintain Mr. Theobald’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Theobald to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Henry Reisner

On January 15, 2019, our Board approved the entering into of a new executive employment agreement with Henry Reisner (the “Reisner Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which supersedes our company’s prior agreement with Mr. Reisner, dated July 1, 2016, which had been amended in August of 2018.

The Reisner Agreement commenced as of the Effective Date and will continue indefinitely until terminated in accordance with its terms. Pursuant to the terms of the Reisner Agreement, Mr. Reisner will continue to be employed as our Chief Operating Officer (the “COO”) and President and will devote his full business time and best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company. Mr. Reisner will not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the term of the Reisner Agreement, except as may be expressly approved in advance by the Board, in writing; provided that Mr. Reisner may make passive personal investments, engage in outside non-competitive business activities, including being a director of non-competitive businesses, or engage in other activities for any charitable or other non-profit institution; and provided, further, that such activities do not conflict with the interests of any member of the Company or otherwise interfere, individually or in the aggregate, with the performance of Mr. Reisner’s duties and responsibilities or the time required for the discharge of those duties and responsibilities.

The Company will pay Mr. Reisner an annual base salary from the Effective Date of $180,000 (the “Base Salary”). The Base Salary is subject to increase based on periodic reviews at the discretion of the Board. Mr. Reisner will be entitled to participate in all other benefits, perquisites, benefit plans or programs of the Company which are available generally to executives of the Company in accordance with the terms of such plans, benefits or programs, including, but not limited to, the following: (a) no less than five weeks paid vacation during each full fiscal year of Mr. Reisner’s employment (pro-rated for any partial year of employment); and (b) group insurance coverage for medical, extended health, dental, life and long term disability as may be made available by the Company to its executive employees from time to time. Mr. Reisner acknowledges that any of the benefits set out above are subject to the formal plan documents or policies and may also be modified or amended at any time by the Board in its sole and absolute discretion.

The Company will use commercially reasonable efforts to maintain an appropriate level of coverage for Mr. Reisner under its current directors’ and officers’ insurance policy and will indemnify Mr. Reisner for all lawful acts (or omissions) undertaken by Mr. Reisner in the role of either director, COO or President of the Company to the extent allowed by law.

The Company may grant Mr. Reisner stock options under its Stock Option Plan from time to time in its absolute discretion. Any stock options granted will be in accordance with the following provisions: (a) the stock options will be subject to the terms and conditions of the Company’s Stock Option Plan as may be amended from time to time by the Board in its absolute discretion; (b) the number of shares which may be purchased pursuant to a stock option will be in accordance with the Company’s Stock Option Plan for allocating amounts of stock options to employees as determined by the Board or any Board committee or party to whom that task has been delegated; (c) the terms and conditions attaching to the Stock Option and including, without limitation, the number of shares which may be purchased pursuant to the stock option, its exercise price, its term, its termination provisions and its vesting provisions, will be in the sole discretion of the Board or any Board committee or party to whom that task has been delegated; and (d) stock options will otherwise be subject to the requirements of any stock exchange, securities commission or other similar regulatory body having jurisdiction and rules and policies adopted by the Company’s Compensation Committee.

The Company has the right to and may terminate the Reisner Agreement for Cause (as defined therein) immediately upon written notice to Mr. Reisner. Following any such termination, the Company will have no further obligations to Mr. Reisner under the Reisner Agreement other than the Company’s obligations to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) pay Mr. Reisner any accrued and unused vacation; and (c) reimburse Mr. Reisner for expenses incurred through the termination date that are reimbursable under the Reisner Agreement.

The Company also has the right to and may terminate the Reisner Agreement at any time, for any reason or for no reason, without Cause, immediately upon notice to Mr. Reisner. Following any such termination the Company will have no further obligations to Mr. Reisner under Reisner Agreement other than the Company’s obligations to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) pay Mr. Reisner Severance Pay (as defined therein); (c) reimburse Mr. Reisner for expenses incurred by Mr. Reisner through the termination date that are reimbursable pursuant under the Reisner Agreement; and (d) pay Mr. Reisner any accrued and unused vacation.

Within 12 months following a Change of Control (as defined in the Reisner Agreement), Mr. Reisner may, in his sole discretion, elect to terminate the Reisner Agreement on written notice to the Company. Following any such termination, the Company will have no further obligations to Mr. Reisner under the

Reisner Agreement other than the Company’s obligation to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) pay Mr. Reisner Severance Pay; (c) reimburse Mr. Reisner for expenses incurred by Mr. Reisner through the termination date that are reimbursable under the Reisner Agreement; and (d) pay Mr. Reisner any accrued and unused vacation.

In the event that the Reisner Agreement is terminated by the Company without Cause, or by Mr. Reisner as a result of a Change of Control, Mr. Reisner will be entitled to a “Severance Pay” in an amount equal to 12 months of Base Salary plus one additional month of Base Salary for each full year of employment under the Reisner Agreement to a maximum of 18 months. In addition, all stock options then granted will accelerate and vest as at the date of termination and be exercisable for the greater of 180 days or the greatest time permitted for exercise after any termination of employment as set out in the Company’s then Stock Option Plan. The Company shall pay any such Severance Pay forthwith, but in any event within two weeks of the termination date (subject to earlier payment of some of the Severance Pay in accordance with the requirements of the British Columbia Employment Standards Act). Upon satisfaction of its above obligations, as applicable, the Company shall have no further liability or obligation to Mr. Reisner under the Reisner Agreement and including, without limitation, any liability for any further severance pay for failure to give reasonable notice or for damages in lieu of reasonable notice.

Mr. Reisner may resign at any time by providing the Company with not less than 90 days’ prior written notice, in which case the Reisner Agreement will terminate and all obligations of each party to the other under the Reisner Agreement will terminate, on the date specified in the notice, other than the Company’s obligations to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) reimburse Mr. Reisner for expenses incurred by Mr. Reisner through the termination date that are reimbursable under the Reisner Agreement; and (c) pay Mr. Reisner any accrued and unused vacation pay. In its discretion, the Company may elect to place Mr. Reisner on leave with pay and benefits during the notice period of termination.

The Reisner Agreement will automatically terminate upon the death or Permanent Disability (as defined therein) of Mr. Reisner and, upon such termination, the Company’s obligations under the Reisner Agreement will immediately terminate other than the Company’s obligations to: (a) pay Mr. Reisner Base Salary accrued to the date of termination; (b) pay Mr. Reisner any accrued and unused vacation pay; and (c) reimburse Mr. Reisner for expenses incurred by Mr. Reisner through the termination date that are reimbursable under the Reisner Agreement. In the event that Mr. Reisner dies or suffers a Permanent Disability, any payments due and owing to Mr. Reisner under the Reisner Agreement will enure to the benefit of Mr. Reisner’s heirs and/or estate.

Isaac Moss

On January 15, 2019, our Board approved the entering into of a new independent contractor agreement with Isaac Moss (the “Moss Agreement”), which is dated for reference effective on January 1, 2019 (the “Effective Date”), and which supersedes our company’s prior agreement with Mr. Moss, dated December 1, 2017, which had been amended in August of 2018.

The term of the Moss Agreement commenced on the Effective Date and continues for a period of two years unless terminated as therein provided. The Moss Agreement automatically renews for a further term of one year unless either party provides written notice of intent not to renew 30 days prior to expiration of the Moss Agreement.

Under the Moss Agreement the Company has agreed to pay Mr. Moss an annual fee of $200,000 (the “Fee”), and the Fee is payable in equal monthly instalments by no later than the 30th day of each month.

The Company has the right to and may terminate the Moss Agreement for Cause (as defined therein) immediately upon written notice to Mr. Moss. Following any such termination for Cause, the Company will have no further obligations to Mr. Moss under the Moss Agreement other than to: (a) pay Mr. Moss all unpaid Fees and applicable taxes thereon due to Mr. Moss at time of termination; and (b) reimburse Mr. Moss for any expenses incurred through the termination date.

The Company will have the right to and may terminate the Moss Agreement at any time, for any reason or for no reason without Cause, immediately upon notice to Mr. Moss. Following any such termination of the Moss Agreement without Cause, the Company will have no further obligation to Mr. Moss under the Moss Agreement other than the Company’s obligations to: (a) pay Mr. Moss all remaining unpaid Fees and applicable taxes thereon due to the termination date of the Moss Agreement; and (b) to reimburse Mr. Moss for any expenses incurred through the termination date. In addition, any stock options granted to Mr. Moss will accelerate and vest at the date of termination.

If at any time during the term of the Moss Agreement there is a Change of Control (as defined therein) and, within 12 months of such Change of Control: (i) there is a material reduction in Mr. Moss’s title or a material reduction in his duties or responsibilities such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; (ii) there is a material adverse change in Mr. Moss’s Fees such that Mr. Moss gives notice of his intention to terminate the Moss Agreement as a result thereof; or (iii) Mr. Moss’s engagement is terminated by the Company unless such termination is as a result of Mr. Moss’s material breach of the Moss Agreement; then Mr. Moss will be entitled to receive from the Company: (a) a cash amount equal to two years of the Fees as in effect at the termination of the Moss Agreement; and (b) all stock options previously granted by the Company to Mr. Moss which have not vested shall be deemed to vest and all stock options held by Mr. Moss shall remain exercisable until the earlier of their expiration date or 90 days from the termination date.

Director Compensation

Compensation paid to the Directors of the Company, who are not reported above as NEOs, during the financial year ended December 31, 2018, is set out in the following table:

Name	Year	Salary ($)	Option-based awards(1) ($)	All Other Compensation ($)	Total compensation ($)
Shaun Greffard	Dec 2018	Nil	47,571	Nil	47,571
Luisa Ingargiola	Dec 2018	75,991	447,938	Nil	523,929
Steven Sanders	Dec 2018	89,345	447,938	Nil	537,283
Robert Tarzwell	Dec 2018	Nil	18,821	Nil	18,821
Jack Austin	Dec 2018	7,500	25,095	Nil	32,595

Incentive Plan Awards

Outstanding Option-based Awards

The following table sets out all option-based awards outstanding as at financial December 31, 2018 financial year-end, for each director who was not a NEO of the Company:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (M/D/Y)	Value of unexercised in-the-money options(1) ($)
Shaun Greffard	25,000 12,500 125,000	0.30 0.80 2.00	08/13/2022 12/09/2022 02/17/2024	$28,992 $8,246 Nil
	5,000	9.60 USD	01/05/2025	Nil
Luisa Ingargiola	75,000	9.00 USD	04/17/2025	Nil
Steven Sanders	75,000	9.00 USD	04/17/2025	Nil
Robert Tarzwell	12,500 2,500	0.30 2.00	08/13/2022 02/17/2024	$14,496 Nil
	5,000	9.60 USD	01/05/2025	Nil
Jack Austin	120,000	1.53 USD	11/19/2025	Nil

Notes:

1.The value is the difference between the NASDAQ Capital Market closing price of US$1.07 per common share at December 31, 2018 and the exercise price of options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the fiscal year ended December 31, 2018, for each director, excluding a director who is already set out in disclosure above as a NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Shaun Greffard	$45,571	Nil
Luisa Ingargiola	$447,938	Nil
Steven Sanders	$447,938	Nil
Robert Tarzwell	$18,821	Nil
Jack Austin	$25,095	Nil

Note:

(1)The fair value of the share options granted in 2018 was estimated using the Black-Scholes option valuation model with the following assumptions:  risk-free interest rate: 1.91% - 2.9%; expected dividend yield: Nil; stock price volatility: 60%; and expected life in years: 5 years.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its Option Plan which was approved by the Board on June 11, 2015. The Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Option Plan is administered by the Board, through its Compensation Committee, and provides that stock options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Option Plan provides that the number of Common Shares issuable under the Option Plan may not exceed 30,000,000 Common Shares.  All stock options expire on a date not later than 10 years after the date of grant of such stock option.

Equity Compensation Plan Information

The following table sets forth, as at December 31, 2018, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted-average exercise price of outstanding stock options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	-	-	-
Equity compensation plans not approved by securityholders	4,756,174	$2.73	25,243,826
Total	4,756,174		25,243,826

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s most recently completed financial year ended December 31, 2018, or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Related party transactions effected or paid during the fiscal year ended December 31, 2018

Jerry Kroll

On October 16, 2017, Jerry Kroll, our CEO, entered into a Share Pledge Agreement with Zongshen Industrial Group Co. Ltd. to guarantee the Company’s payment for the cost of the prototype tooling and molds estimated to be $1.8 million through the pledge of 400,000 common shares at a deemed price of US$4.00. The Company has agreed to reimburse Mr. Kroll on a one-for-one basis for any pledged shares realized by Zongshen Industrial Group Co. Ltd. at a deemed issue price of US$4.00 per common share.

On January 5, 2018, the Company granted 5,000 stock options to Mr. Kroll having an exercise price of US$9.60 per common share until January 5, 2025.

On January 15, 2019, the Company entered into an executive employment agreement with Mr. Kroll pursuant to which he receives a base salary in the amount of $300,000 per year.

Henry Riesner

On October 18, 2017, the Company entered into a Share Purchase Agreement (the “SPA”) to acquire Intermeccanica with Henry Reisner, the Company’s President and Chief Operating Officer, and two members of his family, which replaced a prior Joint Operating Agreement. Under the SPA, the Company agreed to purchase all the shares of Intermeccanica for $2,500,000, $300,000 of which had been previously paid under the Joint Operating Agreement. At closing the Company paid the sellers $700,000 and issued a promissory note (the “Note”) for the balance of $1,500,000. On January 28, 2018, the Company paid off all of the principal and interest due on the Note for $1,520,548.

On January 5, 2018, the Company granted 5,000 stock options to Mr. Reisner having an exercise price of US$9.60 per common share until January 5, 2025.

On January 15, 2019, the Company entered into an executive employment agreement with Mr. Reisner pursuant to which he receives a base salary in the amount of $180,000 per year.

Bal Bhullar

On January 15, 2019, the Company entered into a consultancy agreement with a company controlled by Ms. Bhullar pursuant to which the Company will pay $15,000 and a car allowance in exchange for services provided by Ms. Bhullar to the Company for acting as Chief Financial Officer. On February 19, 2019, Ms. Bhullar bought 3,800 shares at US$4.59 and 100 shares at US$4.57. On March 19, 2019, the Company granted 400,000 stock options to Ms. Bhullar having an exercise price of US$3.40 per common share until March 19, 2026.

Iain Ball

On January 5, 2018, the Company granted 5,000 stock options to Mr. Ball having an exercise price of US$9.60 per common share until January 5, 2025. On March 19, 2019, the Company granted 183,182 stock options to Mr. Ball having an exercise price of US$3.40 per common share until March 19, 2026.

Ed Theobald

On January 5, 2018, the Company granted 5,000 stock options to Mr. Theobald having an exercise price of US$9.60 per common share until January 5, 2025.

Isaac Moss

In December of 2017 Isaac Moss entered into a consulting arrangement (the “Moss Agreement”) with the Company which was amended in August of 2018 and again in January 2019. Currently, the Company pays a monthly fee of $16,667 to Mr. Moss under the Moss Agreement. On January 5, 2018, the Company granted 125,000 stock options to Mr. Moss having an exercise price of US$9.60 per common share until January 5, 2025. These stock options were cancelled. On March 19, 2019, the Company granted 250,000 stock options to Mr. Moss having an exercise price of US$3.40 per common share until March 19, 2026.

Shaun Greffard

On January 5, 2018, the Company granted 5,000 stock options to Mr. Greffard having an exercise price of US$9.60 per common share until January 5, 2025.

Joanne Yan

On January 5, 2018, the Company granted 2,500 stock options to Ms. Yan having an exercise price of  US$9.60 per common share until January 5, 2025. On March 19, 2019, the Company granted 120,000 stock options to Ms. Yan having an exercise price of US$3.40 per common share until March 19, 2026.

Jack Austin

In conjunction with appointment of Jack Austin as a director of the Company on November 20, 2018, the Company granted 120,000 stock options to Mr. Austin having an exercise price of US$1.53 until November 20, 2023 and directors’ fees of CAD$60,000 annually.

Steven Sanders

On May 5, 2018, the Company issued 75,000 stock options to Mr. Sanders having an exercise price of US$9.00 per common share in exchange for his services as a director of our company. The options vest in equal quarters every three months with the first quarter vesting on the date the options were granted. These stock options have been cancelled. On March 19, 2019, the Company granted 120,000 stock options to Mr. Sanders having an exercise price of US$3.40 per common share until March 19, 2026. Mr. Sanders receives directors’ fees of US$100,000 annually.

Luisa Ingargiola

On May 5, 2018, the Company issued 75,000 stock options to Ms. Ingargiola having an exercise price of US$9.00 per common share in exchange for her services as a director of our company. The options vest in equal quarters every three months with the first quarter vesting on the date the options were granted. These stock options have been cancelled. On March 19, 2019, the Company granted 120,000 stock options to Ms. Ingargiola having an exercise price of US$3.40 per common share until March 19, 2026. Ms. Ingargiola receives directors’ fees of US$80,000 annually.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Following are the matters to be voted on at the Meeting:

(a)Election of Directors – see “Election of Directors” herein;

(b)Appointment of Auditor – see “Appointment of Auditor” herein; and

(c)Ratification, confirmation and approval of Fixed Share Option Plan – see “Ratification of Fixed Share Option Plan” hereinbelow.

Ratification of Fixed Share Option Plan

On June 11, 2015, the Board adopted and approved a fixed number share Option Plan, being the 2015 Stock Option Plan.  Our shareholders approved the Option Plan at our last annual general meeting held on May 24, 2018.  Since the last annual general meeting, the Company’s common shares commenced trading on the NASDAQ Capital Market and management believes it to be in the Company’s best interests to seek shareholder ratification, confirmation and approval to the Option Plan and to all stock options granted and outstanding pursuant to the Option Plan.  Accordingly, the Company will submit an ordinary resolution to the shareholders to ratify, confirm and approve the Option Plan.

Capitalized terms used, but not defined have the meanings ascribed to them in the Option Plan, and copy of the Option Plan is filed under the Company’s profile on SEDAR at www.sedar.com.

Purpose

The Option Plan achieves the following objectives for the Company:

(a)retains the services of the Company’s valued key employees, directors and consultants and such other persons as the Option Plan administrator, the Compensation Committee of the Board, shall select in accordance with the eligibility requirements of the Option Plan;

(b)encourages eligible persons to acquire a greater proprietary interest in the Company thereby strengthening their incentive to achieve shareholder objectives;

(c)serves as an aid and inducement in the hiring of new employees; and

(d)allows the Company to provide equity incentive to consultants and other persons selected by the Compensation Committee.

Administration

The Option Plan shall be administered initially by the Board, except that the Board may, in its discretion, establish a committee composed of two or more members of the Board to administer the Option Plan, which committee (the “Committee”) may be an executive, compensation or other committee, including a separate committee especially created for this purposes.  The Board or, if applicable, the Committee is referred to as the “Plan Administrator.”

Eligibility

The Option Plan is designed to provide Eligible Employees, being any individual who, at the time an Option is granted, is an employee of the Company or who is a director or consultant of the Company or any “Related Corporation” (as defined in the Option Plan), with incentive share options at the discretion of the Board.  Incentive share options may also be granted to any other person who is not an Eligible Employee, but who is selected at the discretion of the Board to receive them, subject to applicable laws.

Shares Subject to the Option Plan

Initially, there were a maximum of 12,000,000 Common Shares available to be issued pursuant to the Option Plan.  On June 22, 2016 the Company effected a stock split on one new for five old basis, subsequent to which the maximum issue under the Option Plan was increased to 60,000,000 Common Shares. On May 15, 2018 the Company consolidated its issued and outstanding Common Shares on a post 2 for 1 consolidation basis, subsequent to which the maximum issue under the Option Plan was decreased to 30,000,000 Common Shares. As at December 31, 2018 there were outstanding stock options to acquire up to an aggregate of 4,756,174 Common Shares under the Option Plan leaving additional stock options to acquire up an aggregate of 25,243,826 Common Shares that may be granted under the Option Plan.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to ratify, confirm and approve the Option Plan; a copy of which will also be available for review by any Shareholder at the Meeting.

The following summary assumes that the Option Plan will be ratified, confirmed and approved by the Shareholders at the Meeting and is subject to the specific provisions of the Option Plan.

The material terms of the Option Plan are as follows:

(a)Participation in the Option Plan.  The Plan Administrator shall, from time to time and in its sole discretion, determine those Eligible Employees, directors, consultants or any other person who is not an Eligible Employee, but who is selected at the discretion of the Board, subject to applicable laws, to whom stock options are to be granted;

(b)Maximum Option Plan Common Shares.  Subject to adjustment as provided for in the Option Plan, the number of Common Shares which will be reserved for issuance pursuant to stock options granted pursuant to the Option Plan is fixed at, and will not exceed, 30,000,000 Common Shares;

(c)Limitations on Issue.  If the Common Shares of the Company are listed on the Canadian Securities Exchange, Toronto Stock Exchange, TSX Venture Exchange, NASDAQ or any other recognized stock exchange (an “Exchange”) the following restrictions on the granting of stock options shall apply:

(i)the maximum number of stock options which may be granted to any one optionee under the Option Plan within any 12 month period shall be 5% of the outstanding Common Shares (unless the Company has obtained disinterested shareholder approval, if required);

(ii)grants to optionees performing investor relations activities, within a 12 month period must not exceed 1% of the issued Common Shares (determined at the date of grant), without prior consent of any relevant Exchange on which the Common Shares may be listed for trading; and

(iii)the aggregate number of stock options granted to any one consultant in a 12-month period must not exceed 2% of the issued Common Shares (determined at the date of grant), without prior consent of any relevant Exchange on which the Common Shares may be listed for trading;

(d)Duration of Stock Options.  At the time of the grant of the stock option, the Plan Administrator shall designate the expiration date of the stock option, which date shall not be later than ten years from the date of grant; provided that the Internal Revenue Code of 1986, as amended, may contain additional duration limits with respect to incentive stock options. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular stock option, and except in the case of Incentive Stock Options as described in the Option Plan, if applicable, all stock options granted under the Option Plan shall expire five years from the date of grant;

(e)Exercise Price.  The exercise price at which an optionee may purchase a Common Share upon the exercise of a stock option is determined by the Plan Administrator acting in good faith in accordance with applicable laws;

(f)Vesting Schedule.  No stock option shall be exercisable until it has vested. The vesting schedule for each stock option shall be specified by the Plan Administrator at the time of grant of the stock option prior to the provision of services with respect to which such stock option is granted; provided, however, that if no vesting schedule is specified at the time of grant, the stock option shall vest as follows:

(i)on the first anniversary of the date of grant, the stock option shall vest and shall become exercisable with respect to 25% of the Common Shares to which it pertains; and

(ii)the remaining 75% of the stock option shall vest in 36 equal monthly instalments commencing on the first anniversary of the date of grant.

The Plan Administrator may specify a vesting schedule for all or any portion of a stock option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of one or more of the following: return on equity; return on assets; share price; market share; sales; earnings per share; costs; net earnings; net worth; inventories; cash and cash equivalents; gross margin; the Company’s performance relative to its internal business plan; or such other terms as determined and directed by the Board. Performance objectives may be in respect of the performance of the Company as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of either of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. A stock option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Optionee and the Company by the Plan Administrator that the performance objective has been achieved;

(g)Termination of Stock Option.

(i)Unless accelerated in accordance with the Option Plan, unvested stock options shall terminate immediately upon the Optionee resigning from or the Company terminating the Optionee’s employment or contractual relationship with the Company or any Related Corporation for any reason whatsoever, including death or Disability (as defined in the Option Plan);

(ii)Stock options that have vested as specified by the Plan Administrator or in accordance with the Option Plan shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

(A)the expiration of the stock option, as designated by the Plan Administrator in accordance with the Option Plan;

(B)the date of an Optionee’s termination of employment or contractual relationship with the Company or any Related Corporation for cause (as determined in the sole discretion of the Plan Administrator);

(C)the expiration of three months from the date of an Optionee’s termination of employment or contractual relationship with the Company or any Related Corporation for any reason whatsoever other than cause, death or Disability. In no event shall vesting of the stock option extend beyond the date upon which the Optionee’s employment or contractual relationship with the Company ceases, or if earlier, the date on which the Company gives notice of such termination (the “Vesting End Date”). No potential value of the stock option shall be considered in determining any notice or compensation in lieu of notice that may be required or given upon termination of the Optionee’s employment by the Company. This is a condition of the grant and the Optionee shall be required to waive any and all rights and claims the Optionee may have to any stock options, or value attributable to stock options, which would have under any circumstances vested after the Vesting End Date; or

(D)the expiration of three months from termination of an Optionee’s employment or contractual relationship by reason of death or Disability;

(iii)Upon the death of an Optionee, any vested stock options held by the Optionee shall be exercisable only by the person or persons to whom such Optionee’s rights under such stock option shall pass by the Optionee’s will or by the laws of descent and distribution of the Optionee’s domicile at the time of death and only until such stock options terminate as provided above;

(iv)For purposes of the Option Plan, unless otherwise defined in the Agreement, “Disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six months or that can be expected to result in death. The Plan Administrator shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator. Upon making a determination of Disability, the Plan Administrator shall, for purposes of the Option Plan, determine the date of an Optionee’s termination of employment or contractual relationship; and

(v)For purposes of the Option Plan, transfer of employment between or among the Company and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Company or any Related Corporation. For purposes of this subsection, employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Optionee’s re-employment rights are guaranteed by statute or by contract;

(h)Transfer of Stock Options.

(i)Stock options granted under the Option Plan, and the rights and privileges conferred by the Option Plan, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution or pursuant to applicable family relations legislation, and shall not be subject to execution, attachment or similar process; and

(ii)Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any stock option or of any right or privilege conferred by the Option Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by the Option Plan, such stock option shall thereupon terminate and become null and void;

(i)Exercise of Stock Options.

(i)Stock options shall be exercisable, in full or in part, at any time after vesting, until termination. If less than all of the Common Shares included in the vested portion of any stock option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the stock option term. No portion of any stock option for less than 50 Common Shares may be exercised; provided, however, that if the vested portion of any stock option is less than 50 Common Shares, it may be exercised with respect to all Common Shares for which it is vested. Only whole Common Shares may be issued pursuant to a stock option, and to the extent that a stock option covers less than one share, it is unexercisable;

(ii)Stock options or portions thereof may be exercised by giving written notice to the Company (the “Notice of Exercise”) in the form attached as Exhibit “A” to the stock option agreement, which shall specify the number of Common Shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Shares so purchased, which payment shall be in the form specified in accordance with the Option Plan. The Company shall not be obligated to issue, transfer or deliver a certificate of Common Shares to the Optionee of any stock option until provision has been made by the Optionee, to the satisfaction of the Company, for the payment of the aggregate exercise price for all Common Shares for which the stock option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise; and

(iii)During the lifetime of an Optionee, stock options are exercisable only by the Optionee or, in the case of a Non-Qualified Stock Option, transferee who takes title to such stock option in the manner permitted by the Option Plan;

(j)Payment upon Exercise of Stock Option.  Upon the exercise of any stock option, the aggregate exercise price shall be paid to the Company in cash or by certified cheque, bank draft, cashier’s cheque or wire transfer. In addition, if pre-approved in writing by the Plan Administrator who may arbitrarily withhold consent, the Optionee may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(i)by delivering to the Company Common Shares previously held by such Optionee, or by the Company withholding Common Shares otherwise deliverable pursuant to exercise of the stock option, which Common Shares received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to the aggregate exercise price to be paid by the Optionee upon such exercise; or

(ii)by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise; and

(k)Amendments. The Plan Administrator may, subject to applicable laws, at any time, modify, amend or terminate the Option Plan or modify or amend stock options granted under the Option Plan and including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided, however, that:

(i)no amendment with respect to an outstanding stock option which has the effect of reducing the benefits afforded to the Optionee thereof shall be made over the objection of such Optionee;

(ii)the events triggering acceleration of vesting of outstanding stock options may be modified, expanded or eliminated without the consent of Optionees;

(iii)the Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Company to comply with or to avail the Company and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirement; and

(iv)the Plan Administrator may not increase the number of Common Shares available for issuance on the exercise of Incentive Stock Options without shareholder approval.

Without limiting the generality of the above amendment provisions of the Option Plan, the Plan Administrator may modify grants to persons who are eligible to receive stock options under the Option Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

The foregoing summary of the Option Plan is qualified in its entirety by reference to the Option Plan; a copy of which is filed under the Company’s profile at www.sedar.com and a copy is filed as Exhibit 99.1 to the registration statement on Form F-1 filed with the SEC on EDGAR on October 12, 2016 and is incorporated by reference herein.

Shareholder Ratification, Confirmation and Approval of Option Plan

At the Meeting Shareholders will be asked to consider and, if deemed advisable, to ratify, confirm and approve the Option Plan by an ordinary resolution, the text of which, with or without variation, is as follows:

“RESOLVED that:

1.the adoption by the Company’s Board of Directors (the “Board”) of the 2015 Stock Option Plan (the “Option Plan”), being the fixed number stock option plan dated effective June 11, 2015, and being more particularly described in the Company’s Information Circular dated May 15, 2019, be and is hereby ratified, confirmed and approved;

2.subject to adjustment as provided for in the Option Plan, the number of Common Shares which will be reserved for issuance for exercise of stock options granted pursuant to the Option Plan, including any current outstanding stock options previously granted pursuant to the Option Plan, be and is hereby fixed at, and will not exceed, the aggregate maximum of 30,000,000 Common Shares;

3.the Company is hereby authorized to allot and issue as fully paid and non-assessable that number of Common Shares specified in the Option Plan for exercise of stock options granted to eligible Optionees pursuant to the Option Plan;

4.any two officers or directors of the Company be authorized to execute such treasury order, or treasury orders, as may be necessary to effect the issuance of Common Shares upon exercise of stock options granted pursuant to the Option Plan; and

5.any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

The ordinary resolution to ratify, confirm and approve the Option Plan must be passed by a simple majority of the votes cast at the Meeting.

Proxies received in favour of management will be voted in favour of the above Option Plan resolution unless the Shareholder has specified in the Proxy that his or her Common Shares are to be voted against such resolution.

A copy of the Option Plan is available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements for the year ended December 31, 2018 and the related management’s discussion and analysis (the “Financial Statements”). A copy of the Financial Statements will be placed before the Meeting for review by any shareholder.

Additional information relating to the Company and copies of the Financial Statements may also be obtained under the Company’s profile on SEDAR at www.sedar.com or, upon request directly from the Company at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, tel: 604-428-7656.  The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board.

Dated at Vancouver, British Columbia, Canada, on this 15 day of May, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“Jerry Kroll”

Jerry Kroll
President and Chief Executive Officer

__________

Schedule A

AUDIT COMMITTEE CHARTER

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF ELECTRAMECCANICA VEHICLES CORP.

PURPOSE:

The Audit Committee of the Board of Directors (the “Board”) of Electrameccanica Vehicles Corp. (the “Corporation”) will make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Corporation and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

MEMBERSHIP:

The Audit Committee shall consist of at least three (3) members of the Board, all of whom shall be independent directors in accordance with Rule 10A-3 under the Securities Exchange Act of 1934 (subject to any applicable exemptions) and as specified in Rule 5605 (c)(1) of the Company Guide of the NASDAQ Stock Market Rules. Each member shall, in the judgment of the Board, have the ability to read and understand the Corporation’s basic financial statements. At least one member of the Audit Committee shall, in the judgment of the Board, be an audit committee financial expert in accordance with the rules and regulations of the Securities and Exchange Commission and at least one member (who may also serve as the audit committee financial expert) shall, in the judgment of the Board, have accounting or related financial management expertise in accordance with NASDAQ OMX Group listing standards. The members of the Audit Committee will be appointed by and will serve at the discretion of a majority of the Board.

No member of the Audit Committee shall receive any compensation from the corporation other than his or her director fees, benefits, and expense reimbursement.

RESPONSIBILITIES:

The responsibilities of the Audit Committee shall include:

1.Reviewing with management and the independent auditor on a continuing basis the adequacy of the Corporation's system of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures (and management reports thereon) of the Corporation and its subsidiaries.

2.Reviewing the independent auditor’s proposed audit scope and approach.

3.Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvement provided to management by the independent auditor.

4.Reviewing the performance of the independent auditor.

5.Recommending the appointment of independent auditor to the Board, setting the independent auditor’s compensation and pre-approving all audit services provided by the independent auditor.

6.Pre-approving all audit and permitted non-audit and tax services to be performed by the independent auditor and establishing policies and procedures for the engagement of the independent auditor to provide permitted non-audit services.

7.Reviewing with management and the independent auditor the annual and quarterly financial statements of the Corporation including (a) the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (b) any material changes in accounting principles or practices used in preparing the financial statement prior to the filing of a report on Form 10-K or Form 10- Q with the U.S. Securities and Exchange Commission (“SEC”); and (c) items required by Statement of Auditing Standards 61 and Statement of Auditing Standards 71 in the case of the quarterly statements.

8.Reviewing before release the un-audited quarterly operating results in the Corporation's quarterly earnings release, financial information and earning guidance provided to analysts.

9.Overseeing compliance with SEC requirements for disclosure of auditor’s services and Audit Committee members and activities;

10.Reviewing management's monitoring of compliance with the Corporation's Standards of Business Conduct and with the Foreign Corrupt Practices Act;

11.Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Corporation's financial statements;

12.Providing oversight and review of the Corporation's asset management policies, including an annual review of the Corporation's investment policies and performance for cash and short-term investments;

13.If necessary, instituting special investigations and, if appropriate hiring special counsel or experts to assist, for which the Corporation shall provide appropriate funding, as determined by the Committee, for payment of compensation to all advisors hired by the Committee.

14.Reviewing related party transactions for potential conflicts of interest;

15.Obtaining a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with such issues, and (d) all relationships between the independent auditor and the Corporation;

16.Establishing procedures for the confidential and anonymous receipt, retention, and treatment of complaints regarding the Corporation’s accounting, internal controls, and auditing matters;

17.Establishing policies for the hiring of employees and former employees of the independent auditor;

18.Conducting an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter; and,

19.Performing other oversight functions as requested by the full Board.

In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board delegates to it, and will Report, at least annually, to the Board regarding the Committee's examinations and recommendations.

MEETINGS:

The Board of Directors shall designate a member of the Audit Committee as the Chairperson.

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule, which it will provide to the Board in advance.  A majority of the members of the Audit Committee, present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, shall constitute a quorum.

The Audit Committee shall report regularly to the Board of Directors of ElectraMeccanica Vehicles Corp. regarding its actions and make recommendations to the Board as appropriate.

The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Corporation at least annually to review the financial affairs of the Corporation.

The Audit Committee will meet with the independent auditor of the Corporation, at such times as it deems appropriate, to review the independent auditor’s examination and management report.

REPORTS:

The Audit Committee will record its summaries of recommendations to the Board in written form, which will be incorporated as a part of the minutes of the meeting of the Board at which those recommendations are presented.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

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